UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 13, 2021.

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for the first quarter of 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 13 May, 2021

Pharming Group reports financial results for the first quarter of 2021
Results impacted by effects of COVID-19 in the US; recovery towards the end of Q1 2021 with expected return to growth in Q2 2021
Leiden, The Netherlands, 13 May 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its (unaudited) financial report for the first quarter of the year ended 31 March 2021. As previously announced, as of 1 January 2021, Pharming changed its presentation currency from Euro to US Dollars.
•The Company will hold an analyst conference call at 13.30 CET/07.30 EST today. Dial in details can be found on page 9 of this report

Financial Summary

Amounts in US $m except per share data	Q1 2021	Q1 2020	% change

Consolidated Income Statement
Revenues	43.6	54.5	-20%
Gross profit	38.7	48.5	-20%
Operating result	6.3	21.5	-71%
Finance cost, net	6.6	-7.8	-184%
Income tax expense	-4.3	-4.4	-3%
Net result	8.5	9.3	-9%
Consolidated Balance Sheet
Cash & marketable securities (Including restricted cash)	208.5	149.4	40%
Share Information
Basic earnings per share (€)	0.013	0.015	-12,6%
Diluted earnings per share (€)	0.013	0.013	-0,8%

Financial highlights
•Revenues for the first quarter of 2021 decreased by 20% to $43.6 million compared to $54.5 million in Q1 2020. As previously announced, the progression of the COVID-19 pandemic has resulted in quarterly fluctuations in revenue due to ongoing effects on access to customers and phasing of ordering patterns. In the US, there was a surge in COVID-19 cases at the end of 2020 and into 2021, which led to some patients pre-filling of RUCONEST® prescriptions in Q4 2020. It also resulted in the temporary closure of the majority of physician offices causing a reduction in routine and diagnostic patient visits and a slow-down of annual renewals of prescriptions. The combination of these factors led to lower prescription refill rates by patients still using their additional RUCONEST®

stock from Q4 2020 and a reduction in new patient enrollments in the first part of Q1 2021. Towards the end of Q1 2021, these trends started to reverse, with a significant increase in new patient enrollment. In Europe, demand remained stable, but growth was also impacted by a similar chain of events seen in the US caused by COVID-19.
•Gross profit decreased 20% to $38.7 million (Q1 2020: $48.5 million), mainly due to the decrease in sales in the US.
•Operating profit decreased to $6.3 million (Q1 2020: $21.5 million), mainly as a result of the decrease in revenues and an increase in operating expenses from $27.3 million in Q1 2020 to $32.7 million in Q1 2021. This increase was a combination of launch preparation and manufacturing cost for leniolisib ($2.7 million), a significant increase in cost of insurances ($1.0 million), an increase in share-based compensation of $1.1 million and increased compliance and control costs.
•Net profit of $8.5 million decreased 9% (Q1 2020: $9.3 million). The decrease was limited as a result of a significant decrease in finance costs from $7.8 million in Q1 2020 to a $6.6 million gain in Q1 2021, mainly due to the successful refinancing in 2020 and the gains in the US Dollar/Euro exchange rate on the US Dollar denominated flexible deposits, including short-maturing US Treasury stocks.
•Positive cashflows from operations amounted to $7.1 million in Q1 2021. Cash and cash equivalents increased by $1.5 million to $206.6 million from $205.2 million at the end of Q4 2020. Cash and cash equivalents at the end of Q1 2020 were $149.4 million.
•The equity position improved from $183.4 million at the end of Q4 2020 to $186.4 million at the end of Q1 2021 (Q1 2020: $126.9 million). The majority of the increase in equity is related to the net result for Q1 2021.
•Inventories increased slightly from $21.2 million at the end of Q4 2020 to $21.8 million at the end of Q1 2021.
•Since the last reporting date of 6 April 2021, the Company has issued 3,406,250 shares in connection with exercises of options and long-term incentive plans under the current share-based compensation plan. The number of issued shares as at 13 May 2021 is 644,696,264. The fully diluted number of shares as at 13 May 2021 is 763,632,543.

Operational highlights
•Launched genetic testing program ‘navigateAPDS’ in collaboration with Invitae Corporation in the US and Canada to improve genetic testing for activated PI3K delta syndrome (APDS).
•Announced the intention to nominate three Non-Executive Directors, Steven Baert, Leon Kruimer and Jabine van der Meijs, which completes the required transition in the board after the maximum term of office for certain Non-Executive Directors was reached according to the Dutch Corporate Governance Code.

Post-period operational highlights
•Initiated enrollment of first patient in multi-center Phase IIb clinical trial of RUCONEST® for the prevention of acute kidney injury after myocardial infarction.

Chief Executive Officer, Sijmen de Vries, commented:
“As previously experienced, the progression of the COVID-19 pandemic has resulted in quarterly fluctuations in revenue. Results in Q1 2021 were negatively affected in the US by a severe COVID-19 surge at the end of 2020 and into 2021.
This caused overstocking of RUCONEST® in Q4 2020 and physician office closures well into Q1 2021, which resulted in reduced patient visits and slower annual prescription renewals. The combination of these factors in Q1 2021 led to lower prescription refill rates by patients still using additional RUCONEST® stock and a reduction in new patient enrollment.
Positively, towards the end of Q1 2021, these trends started to reverse. We were also able to resume some face-to-face sales and marketing activities due to the rapid roll-out of COVID-19 vaccinations in the US.
As a result, we realized a significant increase in new patient enrollment at the end of Q1 2021. This increase has continued into Q2 2021 and we expect sales to continue to recover over the quarter, subject to any further surges in COVID-19 cases.
Outside of the US, demand remained stable, but growth was affected by travel restrictions and lockdowns still in place in most EU markets.
In our pipeline, we continued to progress activities for the anticipated launch of leniolisib in Q4 2022, including an important collaboration to offer US immunologists access to free genetic testing for primary immune deficiency patients exhibiting APDS symptoms.
In addition, post period end, we announced the start of our Phase IIb study in acute kidney injury as we continue to investigate the treatment potential of RUCONEST® in further indications.”

Outlook
For the remainder of 2021, the Company expects:
•Returning to growth of revenues from sales of RUCONEST®, mainly driven by the US and expanded EU operations, subject to the progression of the COVID-19 pandemic and quarterly fluctuations in revenues as a result of the ongoing effects of the pandemic on access to customers and phasing of ordering patterns.

•Maintenance of positive net earnings during the year, we therefore do not expect to require additional financing to maintain the current business.
•Investments in acquisitions and in-licensing of new development opportunities and assets, as these occur.
•Continued investment in the expansion of production of RUCONEST® and production of leniolisib.
•Investment in pre-marketing activities for leniolisib and the continuing registration-enabling study for leniolisib for APDS, as well as our ongoing clinical trials for rhC1INH and other development activities.
•Continued close monitoring of the ongoing COVID-19 pandemic and the potential impact on the business. Currently, as a result of halted or slowed recruitment and issues related to disrupted supply chains for patient testing materials and consumables used in manufacturing, timelines for the clinical trials could incur further delays and manufacturing could incur temporary disruptions/ delays.

No further specific financial guidance for 2021 is provided.
As previously announced, as of 1 January 2021, the Company changed its presentation currency from Euro to US Dollar.

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.

We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.
For further information please visit: www.pharming.com

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Conference call dial-in information
Please note, the Company will only take questions from dial-in attendees.
Netherlands (Local)    085 888 7233

United Kingdom 0800 640 6441

United Kingdom (Local) 020 3936 2999

United States         1 855 9796 654

United States (Local)    1 646 664 1960

All other locations +44 20 3936 2999

Access code: 692461

Webcast Link:
https://webcast.openbriefing.com/pharming-q1/

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended 31 March 2021
•Condensed consolidated statement of profit or loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of cash flow

Appendix: Main condensed consolidated Interim Financial Statements reported in Euros
(This appendix is not part of the Condensed Consolidated Interim Financial Statements)
•Condensed consolidated statement of profit or loss in Euros
•Condensed consolidated statement balance sheet in Euros
•Condensed consolidated statement of cash flows in Euros

Condensed Consolidated Statement of Profit or Loss
For the period ended 31 March

Amounts in $ ‘000	YTD 2021	YTD 2020
Revenues	43.564	54.469
Costs of sales	(4.843)	(5.955)
Gross profit	38.721	48.514
Other income	259	267
Research and development	(10.700)	(8.859)
General and administrative	(7.161)	(5.709)
Marketing and sales	(14.836)	(12.725)
Other Operating Costs	(32.697)	(27.293)
Operating profit	6.283	21.488
Fair value loss on revaluation derivatives	30	134
Other finance income	8.159	409
Other finance expenses	(1.598)	(8.378)
Finance cost, net	6.591	(7.835)
Share of net profits in associates using the equity method	(82)	15
Profit before tax	12.792	13.668
Income tax expense	(4.269)	(4.418)
Profit for the year	8.523	9.250
Basic earnings per share (€)	0,013	0,015
Diluted earnings per share (€)	0,013	0,013

Condensed Consolidated Statement of Comprehensive Income
For the period ended 31 March

Amounts in $ ‘000	2021	2020
Profit for the year	8.523	9.250
Currency translation differences	(8.483)	(2.631)
Items that may be subsequently reclassified to profit or loss	(8.483)	(2.631)
Other comprehensive income (loss), net of tax	(8.483)	(2.631)
Total comprehensive income for the year	40	6.619

Condensed Consolidated Balance Sheet
For the period ended 31 March

Amounts in $ ‘000	March 31, 2021	December 31, 2020
Non-current assets
Intangible assets	89.943	94.083
Property, plant and equipment	13.093	12.226
Right-of-use assets	8.828	9.427
Deferred tax assets	27.559	31.877
Investment accounted for using the equity method	6.720	7.118
Restricted cash	863	510
Total non-current assets	147.006	155.241
Current assets
Inventories	21.765	21.157
Trade and other receivables	32.941	35.902
Restricted cash	962	995
Cash and cash equivalents	206.625	205.159
Total current assets	262.293	263.213
Total assets	409.299	418.453

Equity
Share capital	7.195	7.163
Share premium	449.135	444.940
Legal reserves	11.358	19.859
Accumulated deficit	(281.328)	(288.527)
Shareholders’ equity	186.360	183.435
Non-current liabilities
Convertible bonds	141.169	149.727
Lease liabilities	7.744	8.230
Other financial liabilities	189	212
Total non-current liabilities	149.102	158.169
Current liabilities
Convertible bonds	3.062	2.040
Derivative financial liabilities	84	181
Trade and other payables	43.682	47.666
Lease liabilities	1.907	1.962
Other financial liabilities	25.103	25.000
Total current liabilities	73.837	76.849

Condensed Consolidated Statement of Cash Flow
For the period ended 31 March

Amounts in $’000	YTD 2021	YTD 2020
Profit before tax	12.792	13.668
Non-cash adjustments:
Depreciation, amortisation, impairment	2.063	1.883
Equity settled share-based payments	1.909	760
Fair value gain (loss) loss on revaluation of derivatives	(30)	(134)
Other finance income	(8.159)	(409)
Other finance expenses	1.598	8.378
Share of net profits in associates using the equity method	(82)	15
Other	(1.094)	(40)
Operating cash flows before changes in working capital	8.997	24.121
Changes in working capital:
Inventories	(608)	(63)
Trade and other receivables	2.961	(5.334)
Payables and other current liabilities	(4.006)	2.761
Restricted cash	(321)	12
Release contract liabilities
Total changes in working capital	(1.974)	(2.624)
Interest received	38	335
Income taxes paid	-	-
Net cash flows generated from (used in) operating activities	7.061	21.832
Capital expenditure for property, plant and equipment	(1.956)	(660)
Investment intangible assets	(460)	(210)
Investment associate	398	8
Acquisition of license	(547)	(6.077)
Net cash flows used in investing activities	(2.565)	(6.939)
Repayment on loans and borrowings	-	(54.965)
Payment on contingent consideration	-	(20.039)
Payment of lease liabilities	(554)	(525)
Proceeds of issued convertible bonds	-	138.124
Transaction costs related to issued convertible bond	-	(2.561)
Interests on loans	(2.266)	(382)
Interests on leases	(234)	-
Proceeds of equity and warrants	674	547
Net cash flows generated from (used in) financing activities	(2.380)	60.199
Increase (decrease) of cash	2.116	75.092
Exchange rate effects	(650)	(2.544)
Cash and cash equivalents at 1 January	205.159	74.348
Total cash and cash equivalents at 31 March	206.625	146.896

Appendix: Main Condensed Consolidated Financial Statements reported in Euro’s
These statements are not part of the original Interim Financial Statements. The original Interim Financial Statements are reported in US Dollars. In case of differences of interpretation between the Financial Statements in US dollars and the Financial Statements in Euros, the Financial Statements in US Dollars will prevail.

Exchange rates (USD:EUR) used:
Statement of income YTD 2019        1.1401
Statement of income YTD 2020        1.1050
Statement of income YTD 2021        1.2087
Balance sheet at December 31, 2020        1.2280
Balance sheet at March 31, 2021        1.1744
Cash flow YTD 2020                1.1050
Cash flow YTD 2021                1.2087
Cash balance as per 1 January 2020        1.1214
Cash balance as per 31 March 2020        1.0976
Cash balance as per 1 January 2021        1.2280
Cash balance as per 31 March 2021        1.1744

Condensed Consolidated Statement of Profit or Loss     in Euros
For the period ended 31 March

Amounts in € ‘000	YTD 2021	YTD 2020
Revenues	36.042	49.294
Costs of sales	(4.007)	(5.390)
Gross profit	32.035	43.904
Other income	214	241
Research and development	(8.853)	(8.017)
General and administrative	(5.924)	(5.167)
Marketing and sales	(12.274)	(11.515)
Other Operating Costs	(27.051)	(24.699)
Operating profit	5.198	19.446
Fair value loss on revaluation derivatives	25	121
Other finance income	6.750	370
Other finance expenses	(1.322)	(7.525)
Finance cost, net	5.453	(7.034)
Share of net profits in associates using the equity method	(68)	14
Profit before tax	10.583	12.426
Income tax expense	(3.532)	(3.999)
Profit for the year	7.051	8.427
Basic earnings per share (€)	0,011	0,013
Diluted earnings per share (€)	0,011	0,011

Condensed Consolidated Balance Sheet in Euros
As at date shown

Amounts in € ‘000	March 31, 2021	December 31, 2020
Non-current assets
Intangible assets	76.587	76.615
Property, plant and equipment	11.148	9.956
Right-of-use assets	7.517	7.676
Deferred tax assets	23.467	25.957
Investment accounted for using the equity method	5.722	5.796
Restricted cash	735	415
Total non-current assets	125.176	126.415
Current assets
Inventories	18.533	17.229
Trade and other receivables	28.050	29.236
Restricted cash	820	810
Cash and cash equivalents	175.941	167.068
Total current assets	223.343	214.343
Total assets	348.519	340.758

Equity
Share capital	6.127	6.388
Share premium	382.438	396.799
Legal reserves	9.671	4.341
Accumulated deficit	(239.550)	(258.151)
Shareholders’ equity	158.686	149.377
Non-current liabilities
Convertible bonds	120.205	121.927
Lease liabilities	6.594	6.702
Other financial liabilities	161	173
Total non-current liabilities	126.960	128.802
Current liabilities
Convertible bonds	2.607	1.661
Derivative financial liabilities	72	147
Trade and other payables	37.195	38.816
Lease liabilities	1.624	1.598
Other financial liabilities	21.375	20.357
Total current liabilities	62.873	62.579
Total equity and liabilities	348.519	340.758

Condensed Consolidated Statement of Cash Flows in Euros
For the period ended 31 March

Amounts in €’000	YTD 2021	YTD 2020
Profit before tax	10.583	12.426
Non-cash adjustments:
Depreciation, amortisation, impairment	1.706	1.704
Equity settled share-based payments	1.579	563
Fair value gain (loss) loss on revaluation of derivatives	(25)	(121)
Other finance income	(6.750)	(370)
Other finance expenses	1.322	7.582
Share of net profits in associates using the equity method	(68)	14
Other	(906)	(36)
Operating cash flows before changes in working capital	7.443	21.762
Changes in working capital:
Inventories	(503)	(57)
Trade and other receivables	2.450	(4.827)
Payables and other current liabilities	(3.314)	2.499
Restricted cash	(265)	(37)
Total changes in working capital	(1.632)	(2.422)
Interest received	32	370
Income taxes paid	-	-
Net cash flows generated from (used in) operating activities	5.842	19.710
Capital expenditure for property, plant and equipment	(1.618)	(597)
Investment intangible assets	(381)	(190)
Investment associate	329	7
Acquisition of license	(452)	(5.500)
Net cash flows used in investing activities	(2.122)	(6.280)
Repayment on loans and borrowings	-	(49.742)
Payment on contingent consideration	-	(18.135)
Payment of lease liabilities	(458)	(475)
Proceeds of issued convertible bonds	-	125.000
Transaction costs related to issued convertible bond	-	(2.318)
Interests on loans	(1.875)	(346)
Interests on leases	(194)	-
Proceeds of equity and warrants	557	495
Net cash flows generated from (used in) financing activities	(1.972)	54.479
Increase (decrease) of cash	1.751	67.909
Exchange rate effects	7.122	(374)
Cash and cash equivalents at 1 January	167.068	66.299
Total cash and cash equivalents at 31 March	175.941	133.834
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